Exhibit 99.1

Lanvin Group to Report 2025 Full-Year Audited Results on April 30, 2026

April 24, 2026 – Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group, will release its audited results for the full-year 2025 on Thursday, April 30, 2026. On the same day, at 8:00 a.m. Eastern Daylight Time (8:00 p.m. China Standard Time), the Group will host a conference call and webcast to discuss the released results and provide an outlook for 2026.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events” tab of the Group’s investor relations website at https://ir.lanvin-group.com.

All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10208533/103e05480f8

A replay of the conference call will be accessible approximately one hour after the live call until May 04, 2026, by dialing the following numbers:

USA Toll Free/Canada: 1-855-669-9658

International Toll: 1-412-317-0088

Replay Access Code: 5101970

Additionally, an archived webcast of the conference call will be available on the Group's investor relations website at https://ir.lanvin-group.com.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John Knits. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an understanding and access to the fastest-growing luxury fashion markets in the world. The shares of Lanvin Group are listed on the New York Stock Exchange under the ticker symbol ‘LANV’. For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

Enquiries:

Media

Lanvin Group

Winni Ren

winni.ren@lanvin-group.com

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com